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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

AUSTINS STEAKS & SALOON, INC. (Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE (Title of Class of Securities)
052482205 (CUSIP Number)
Titus W. Greene 2109 Windermere Lane Shelby, NC 28150 Telephone: 704-481-8800	Thomas M. Hontzas 3853 Sleepy Hollow Jackson, MS 39211 Telephone: 601-981-1130	Charles W. Mantooth 147 Walden Court Danville, VA 24541 Telephone: 434-792-4000	G. Thomas Cliett 933 Mashie Lane Rocky Mount, NC 27804 Telephone: 252-446-9750
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copy to:
Charles R. Monroe, Jr., Esq.
Hunton & Williams
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280

September 5, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☒.

(Continued on following page(s))

Page 1 of 9 Pages

CUSIP No. 052482205	13D	Page 2 of 9 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Titus W. Greene

(2)	Check the Appropriate Box if a Member	(a)	☒
	of a Group*	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
2,000,000*

		(8)	Shared Voting Power
0

		(9)	Sole Dispositive Power
2,000,000*

		(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,000,000*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented by Amount in Row (11)
16.4%

(14)	Type of Reporting Person*
IN

*
Of these 2,000,000 shares, 1,434,500 shares are held in the name of Titus Greene & Co. Ltd. Partnership (the "Partnership"), of which Mr. Greene is the sole General Partner. Mr. Greene has sole voting and dispositive power over the shares held by the Partnership.

Page 2 of 9 Pages

CUSIP No. 052482205	13D	Page 3 of 9 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
G. Thomas Cliett

(2)	Check the Appropriate Box if a Member	(a)	☒
	of a Group*	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
416,036

		(8)	Shared Voting Power
0

		(9)	Sole Dispositive Power
416,036

		(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
416,036

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented by Amount in Row (11)
3.4%

(14)	Type of Reporting Person*
IN

Page 3 of 9 Pages

CUSIP No. 052482205	13D	Page 4 of 9 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Charles W. Mantooth

(2)	Check the Appropriate Box if a Member	(a)	☒
	of a Group*	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
335,000

		(8)	Shared Voting Power
0

		(9)	Sole Dispositive Power
335,000

		(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
335,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented by Amount in Row (11)
2.8%

(14)	Type of Reporting Person*
IN

Page 4 of 9 Pages

CUSIP No. 052482205	13D	Page 5 of 9 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Thomas M. Hontzas

(2)	Check the Appropriate Box if a Member	(a)	☒
	of a Group*	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
125,152

		(8)	Shared Voting Power
0

		(9)	Sole Dispositive Power
125,152

		(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
125,152

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented by Amount in Row (11)
1.0%

(14)	Type of Reporting Person*
IN

Page 5 of 9 Pages

        This Amendment No. 3 amends and supplements the original Statement on Schedule 13D filed jointly on July 25, 2002, as amended by Amendments No. 1 and No. 2 filed on August 7, 2002 and August 30, 2002, respectively (collectively, the "Original Schedule 13D"), by Titus W. Greene ("Mr. Greene"), Thomas M. Hontzas ("Mr. Hontzas"), G. Thomas Cliett ("Mr. Cliett") and Charles W. Mantooth ("Mr. Mantooth" and together with Messrs. Greene, Hontzas and Cliett, the "Reporting Persons") to report the beneficial ownership of shares of common stock, $.01 par value per share (the "Common Stock"), of Austins Steaks & Saloon, Inc., a Delaware corporation (the "Issuer"). Collectively, the Reporting Persons beneficially own 2,876,188 shares of Common Stock, representing 23.6% of the outstanding shares of the Issuer.

        The Reporting Persons are filing this Amendment to update certain information with respect to the Reporting Persons' purposes and intentions as reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all material respects.

        Each Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person except as follows: Mr. Hontzas is the beneficial owner of 109,376 shares held in street name on his behalf and Mr. Mantooth is the beneficial owner of 335,000 shares held in street name on his behalf. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person, except that Mr. Hontzas is the beneficial owner of the 109,376 shares held in street name on his behalf and Mr. Mantooth is the beneficial owner of the 335,000 shares held in street name on his behalf.

        Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of each Reporting Person.

Item 4.    Purpose of Transaction.

        Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

        As previously reported, by facsimile letter dated August 22, 2002, the Reporting Persons requested that the president of the Issuer call a special meeting of the stockholders of the Issuer. After the Reporting Persons requested a special meeting, the Issuer informed the Reporting Persons that it would not consider the Reporting Persons' request for a special meeting until after a proposed September 10, 2002 meeting between the Board of Directors of the Issuer and the Reporting Persons. Without assurances that the president of the Issuer would call a special meeting, the Reporting Persons determined to move their contest forward by filing revised written consent materials with the SEC, which they did on August 30, 2002.

        By facsimile letter dated September 4, 2002, contrary to prior statements by the Issuer, the Reporting Persons were notified that a special meeting of the Issuer's stockholders had been called for October 14, 2002. After considering their progress in moving their solicitation process forward and the reliability of the Issuer, the Reporting Persons determined to proceed with their original plan to seek only written consents from stockholders. Accordingly, by facsimile letter dated September 5, 2002, the Reporting Persons informed the Issuer's counsel that they did not intend to solicit proxies for a stockholder meeting and therefore revoked their request for a special stockholder meeting. The Issuer's letter dated September 4, 2002 and the Reporting Persons' letter dated September 5, 2002 are attached hereto as Exhibits 99.6 and 99.7, respectively, and are incorporated herein by reference.

        There is no assurance that the Reporting Persons will be successful in enhancing stockholder value in the event that they are able to replace the Removed Directors with the Nominees. In the event that

Page 6 of 9 Pages

the Reporting Persons are successful in replacing the Removed Directors with the Nominees, they intend to seek reimbursement from the Issuer of their costs, including legal fees and related expenses.

        The consummation of any transaction could result in a change in control of the Issuer.

        Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in Item 4 of the form of Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

        In addition to the exhibits to the Original Schedule 13D, the following additional documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit No.	Exhibit Description
99.6	Letter from Issuer's counsel, dated September 4, 2002, regarding Special Meeting of Company's Stockholders.
99.7	Letter from Reporting Persons' counsel, dated September 5, 2002, regarding Revocation of Demand for Special Meeting.

Page 7 of 9 Pages

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2002	/s/ Titus W. Greene Titus W. Greene
Date: September 9, 2002	/s/ G. Thomas Cliett G. Thomas Cliett
Date: September 9, 2002	/s/ Charles W. Mantooth Charles W. Mantooth
Date: September 9, 2002	/s/ Thomas M. Hontzas Thomas M. Hontzas

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.6	Letter from Issuer's counsel, dated September 4, 2002, regarding Special Meeting of Company's Stockholders.
99.7	Letter from Reporting Persons' counsel, dated September 5, 2002, regarding Revocation of Demand for Special Meeting.

Page 9 of 9 Pages

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SIGNATURES
EXHIBIT INDEX